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                 May 10, 2022

       Gerald Proehl
       President and Chief Executive Officer
       Dermata Therapeutics, Inc.
       3525 Del Mar Heights Rd. #322
       San Diego, CA 92130

                                                        Re: Dermata
Therapeutics, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed May 4, 2022
                                                            File No. 333-264668

       Dear Gerald Proehl:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Michael Davis at 202-551-4385 or Celeste Murphy at 202-551-3257 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Life Sciences
       cc:                                              Steven Skolnick